EveryWare Global, Inc.

519 North Pierce Avenue

Lancaster, Ohio 43130

September 4, 2013

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Angie Kim
Lilyanna Peyser

Re:	EveryWare Global, Inc.
Registration Statement on Form S-3
Originally filed June 17, 2013
(SEC File No. 333-189373)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, EveryWare Global, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-189373), as amended (the “Registration Statement”), to 9:30 a.m. Eastern Time, on Monday, September 9, 2013 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Carol Anne Huff of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2163 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

EveryWare Global, Inc.

By:	/s/ Bernard Peters
Name:	Bernard Peters
Title:	Executive Vice President and Chief Financial Officer

cc:	Carol Anne Huff
Kirkland & Ellis LLP